UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: June 25, 2009

By:______________________________

Meadowbrook, Inc.
as Plan Sponsor
Name: Michael G. Costello
Title: Vice President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
99.1	Financial Statements & Consent of Independent Registered Public Accounting Firm	6

Exhibit 23.1

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: +1 313 628 7100

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103453) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 22, 2009, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst + Young LLP

Detroit, Michigan
June 22, 2009

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

0906-1068655

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: +1 313 628 7100

Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 22, 2009

0906-1068655

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2008	December 31 2007
Assets		
Receivables:		
Accrued interest and dividends	**$ 610**	$ 470
Employer contribution	**99,251**	75,545
Total receivables	**99,861**	76,015
Investments, at fair value:		
Mutual funds	**18,774,622**	28,265,100
Meadowbrook Insurance Group, Inc. common stock	**935,747**	1,102,912
Common/collective trust	**4,889,046**	3,984,798
Participant loans	**936,711**	697,579
Total investments	**25,536,126**	34,050,389
Net assets reflecting investments at fair value	**25,635,987**	34,126,404
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**789,288**	(35,848)
Net assets available for benefits	**$ 26,425,275**	$ 34,090,556

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2008	**2007**
Additions		
Interest and dividends	**$ 983,625**	$ 2,464,676
Interest on participant loans	**61,084**	47,674
	1,044,709	2,512,350
Contributions:		
Employer contributions	**1,112,296**	912,913
Participant contributions	**3,295,236**	2,878,491
Participant rollovers	**9,102**	360,263
	4,416,634	4,151,667
Total additions	**5,461,343**	6,664,017
Deductions		
Benefit payments	**2,864,995**	2,626,527
Administrative expenses	**11,451**	8,020
Total deductions	**2,876,446**	2,634,547
Net realized and unrealized depreciation in fair value of investments	**(10,250,178)**	(264,276)
Net (decrease) increase	**(7,665,281)**	3,765,194
Net assets available for benefits at:		
Beginning of year	**34,090,556**	30,325,362
End of year	**$ 26,425,275**	$ 34,090,556

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six months of service and who have reached the age of twenty and one half years or older may enter the plan relative to their pre-tax contribution and relative to profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation as defined by the Plan. Participants may direct the investment of their contributions into any of approximately fifty investment options offered, including Meadowbrook Insurance Group, Inc. stock, by the Plan. Participants may change their investment options on a daily basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2008 and 2007, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations. In a participant's account, both the participant and Company contributions are combined and treated as one contribution. The contribution is then invested per the participant's direction.

The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors. Such contributions would be allocated to employee accounts based on a calculation of the employee's compensation over total employee compensation with a maximum contribution of 3%.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan. As such, no forfeitures occurred during 2008 or 2007.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant's beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. An optional form of payment is an annuity that is payable in installments. A participant under certain circumstances, may elect to receive a hardship withdrawal that is payable in a single lump sum.

Administrative Expenses

Fees are charged to participants for loan initiation, maintenance and overnight fees. The Plan sponsor pays certain administrative expenses on behalf of the Plan.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ProCentury Merger

Following the close of business on July 31, 2008, the merger of Meadowbrook Insurance Group, Inc. (Meadowbrook) and ProCentury Corporation (ProCentury) was completed. Effective July 30, 2008, the Century Surety Company 401(k) Plan, the pension plan that covered the ProCentury employees, was terminated. Effective August 1, 2008, all eligible ProCentury employees who became Meadowbrook employees and had completed at least six months of service were eligible to begin contributing to the Plan immediately. Remaining assets of the Century Surety Company 401(k) plan balances will be distributed to plan participants in 2009. At that time, Century Surety Company participants will be able to elect to receive distributions of their account balances or to direct that their account balances be rolled over to an individual retirement account or other eligible retirement plan, including the Meadowbrook, Inc. 401(k) Profit Sharing Plan, if eligible.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as during the year.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Merrill Lynch Retirement Preservation Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value.

3. Investments

The following presents investments at December 31, 2008 and 2007, that represent 5% or more of the Plan's net assets.

	2008	**2007**
American Growth Fund	**(a)**	$ 2,079,133
The Oakmark International Fund Class II	**(a)**	1,812,365
The Oakmark Equity and Income Fund Class II	**$ 1,632,229**	2,058,629
Blackrock – Basic Value Fund A	**(a)**	2,163,706
Davis NY Venture Fund Class A	**1,554,427**	2,615,506
Pimco Total Return Fund Class A	**1,536,148**	(a)
Merrill Lynch Retirement Preservation Trust	**4,889,046**	3,984,798

(a) Investment is not 5% of Plan's net assets.

3. Investments (continued)

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007
Mutual Funds	**$ (9,054,144)**	$ (239,048)
Meadowbrook Insurance Group, Inc. Common Stock	**(370,898)**	(57,031)
Common Collective Trust	**(825,136)**	31,803
	$ (10,250,178)	$ (264,276)

4. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

4. Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Mutual Funds: Valued at the net asset value (NAV) of shares held by the plan.

Common Collective Trust: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Meadowbrook Insurance Group, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$ 18,774,622	$ –	$ –	$ 18,774,622
Common/Collective Trust	–	4,889,046	–	4,889,046
Common stocks	935,747	–	–	935,747
Participant loans	–	–	936,711	936,711
Total assets at fair value	$ 19,710,369	$ 4,889,046	$ 936,711	$ 25,536,126

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Level 3 Assets Year Ended December 31, 2008 Participant Loans
Balance, beginning of year	$ 697,579
Realized gains (losses)	–
Unrealized gains (losses) relating to instruments still held at the reporting date	–
Purchases, sales, issuances and settlements (net)	239,132
Balance, end of year	$ 936,711

5. Related-Party Transactions

Certain plan investments are units of participation in a common collective trust fund and shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, Meadowbrook Insurance Group, Inc. is the Plan sponsor, and therefore, transactions in shares of Meadowbrook Insurance Group, Inc.'s stock would also qualify as party-in-interest transactions. These transactions however are exempt from the prohibited transaction rules under ERISA.

6. Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2008	**2007**
Net assets available for benefits as reported in the Plan financial statements	**$ 26,425,275**	$ 34,090,556
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	**(789,288)**	–
Net assets available for the benefits pursuant to the Form 5500	**$ 25,635,987**	$ 34,090,556

The following is a reconciliation of net gain (loss) from investments:

	Year Ended December 31, 2008
Interest and dividends from investment	$ 1,044,709
Net realized/unrealized depreciation from investment accounts	(10,250,178)
Net investment loss from investments as reported in the financial statements	(9,205,469)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(789,288)
Net investment loss from investments as reported in the Form 5500	$ (9,994,757)

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

EIN #38-2645138 Plan #333

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Alger	Alger Midcap Growth Instl Port	$ 240,736
Alger	Alger Midcap Growth Instl Port – GM	166,875
Alger	Alger Capital Appreciation	468,917
Alger	Alger Capital Appreciation – GM	308,155
Alliance	AllianceBernstein International A	706,852
American	American Growth Fund	1,255,096
American	American Growth Fund – GM	216,492
JP Morgan	JP Morgan Government Bond	554,449
JP Morgan	JP Morgan Government Bond – GM	527,521
DWS	DWS Dreman Small Capital Value	530,447
DWS	DWS Dreman Small Capital Value – GM	135,713
Davis	Davis NY Venture Fund Class A	1,554,427
Davis	Davis Series Financial Fund Class A	56,948
Davis	Davis Series Income Real Estate Fund A	124,190
MFS	MFS Utilities Fund Class A	707,528
Oppenheimer	Oppenheimer Global Fund	379,674
Blackrock	Blackrock HL SC Opportunities Fund	128,606
Blackrock	Blackrock – Fundamental Growth Fund A	802,077
Blackrock	Blackrock – Basic Value Fund Class A	1,291,384
Blackrock	Blackrock – Eurofund Class A	132,951
Blackrock	Blackrock – Global Allocation Fund Class A	1,120,234
Blackrock	Blackrock – Equity Dividend A	165,782
Blackrock	Blackrock – Equity Dividend A – GM	686,785
Blackrock	Blackrock – S&P 500 Index	243,644
Blackrock	Blackrock – Small Cap Index	252,456
Loomis	Loomis Sayles Strategic	190,894
Jennison	Jennison Small Company Fund	141,600
Jennison	Jennison Small Company Fund – GM	87,530
Mainstay	Mainstay High Yield Corp Bond	89,494
The Oakmark	The Oakmark Equity and Income Fund Class II	1,632,229
Pimco	Pimco Total Return Fund Class A	1,536,148
Pimco	Pimco Total Return Fund A – GM	623,046
Thornburg	Thornburg Inter Value Fund	271,275

Meadowbrook, Inc.
401(k) Profit Sharing Plan

EIN #38-2645138 Plan #333

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

	Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment	Current Value
	Thornburg		Thornburg Inter Value Fund - GM	696,759
	Columbia		Columbia Mid Cap Value A	343,991
	Columbia		Columbia Mid Cap Value A - GM	257,035
	Allianz		Allianz NACM Pacific Rim A	88,056
	Allianz		Allianz NFJ Small Cap Value A	44,210
	Pioneer		Pioneer Emerging Markets A	13,739
	Victory		Victory Special Value A	677
*	Common Stock		Meadowbrook Insurance Group, Inc.	935,747
*	Common Collective Trust		Merrill Lynch Retirement Preservation Trust	4,889,046
		*	Participant Loans (at interest rates of 5% to 9.25%)	936,711
			Total	$ 25,536,126

* Identifies party in interest.

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: +1 313 628 7100

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103453) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 22, 2009, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

Detroit, Michigan
June 22, 2009